NUMBER	UNITS
U	

LASIK AMERICA, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

UNITS

CUSIP

THIS CERTIFIES THAT,
FOR VALUE RECEIVED

(the "Registered Holder") is the owner of the number of Units specified above, transferable only on the books of Lasik America, Inc. (the "Corporation") by the Registered Holder thereof in person or by his or her duly authorized attorney, or surrender of this Unit Certificate properly endorsed.

Each Unit consists of one (1) share of the Corporation's common stock, par value $.001 per share (the "Common Stock"), and one redeemable common stock purchase warrant (the "Warrants") each Warrant exercisable to purchase one (1) share of common stock for $7.20 per share (subject to adjustment) at any time on or after May __, 2002 and before 5:00 p.m. New York time on May __ , 2007 (the "Expiration Date"). The terms of the Warrants are governed by a Warrant Agreement dated as of November __, 2001 (the "Warrant Agreement") between the Company and Corporate Stock Transfer, Inc., as Warrant Agent (the "Warrant Agent"), and are subject to the terms and provisions contained therein, all of which terms and provisions the Registered Holder of this Unit Certificate consents to by acceptance hereof. Copies of the Warrant Agreements are on file at the office of the Warrant Agent at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209 and are available to any Registered Holder on written request and without cost. The Warrant shall be void unless exercised before 5:00 p.m., New York time, on the Expiration Date.

This certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar of the Corporation.

The Warrants and the shares of common stock of the Corporation represented by this Unit Certificate are not separately transferable until December 31, 2001 or such other date as shall be determined by West American Securities Corp. (the "Separation Date").

IN WITNESS WHEREOF, The Company has caused this Unit Certificate to be duly executed, manually or by facsimile, by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

DATED:



LASIK AMERICA, INC.
CORPORATE
SEAL
1988
NEVADA

COUNTERSIGNED:

CORPORATE STOCK TRANSFER, INC.
3200 CHERRY CREEK DR. SOUTH, SUITE 430, DENVER, CO 80209
TRANSFER AGENT AND REGISTRAR

BY:

AUTHORIZED SIGNATURE

SECRETARY

PRESIDENT